Exhibit 99.1

International General Insurance Holdings Ltd.

Interim Condensed Consolidated Financial Statements

June 30, 2023 (Unaudited)

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2023	December 31, 2022
	USD ‘000	USD ‘000
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: USD 633,908 – June 30, 2023, USD 538,116 – December 31, 2022)	589,958	489,081
Fixed maturity securities held to maturity	1,994	1,994
Equity securities, at fair value (cost: USD 34,845 – June 30, 2023, USD 31,906 – December 31, 2022)	42,899	31,410
Other investments, at fair value (cost: USD 12,597 – June 30, 2023, USD 12,996 – December 31, 2022)	11,383	12,237
Short-term investments	176,228	265,691
Term deposits	35,889	31,335
Equity-method investments measured at fair value	3,629	4,907
Total investments	861,980	836,655
Cash and cash equivalents	170,392	122,143
Accrued investment income	11,393	6,301
Premiums receivable, net of allowance for credit losses (USD 13,617 – June 30, 2023, USD 12,714 – December 31, 2022)	281,859	216,014
Reinsurance recoverables, net of allowance for credit losses (USD 350 – June 30, 2023, USD 325 – December 31, 2022)	202,631	188,800
Ceded unearned premiums	79,840	93,175
Deferred policy acquisition costs, net of ceding commission	65,009	59,565
Deferred tax assets	4,863	5,788
Other assets	55,423	51,973
TOTAL ASSETS	1,733,390	1,580,414

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	684,978	636,245
Unearned premiums	445,606	390,250
Insurance and reinsurance payables	85,386	90,354
Other liabilities	23,401	28,821
Derivative financial liabilities	27,188	23,805
TOTAL LIABILITIES	1,266,559	1,169,475

SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at USD 0.01 par value per share; issued and outstanding: 43,620,534 shares – June 30, 2023, 46,013,309 shares – December 31, 2022)	436	460
Additional paid-in capital	125,783	147,893
Treasury shares (31,966 shares –June 30, 2023, 1,668 shares – December 31, 2022)	(286)	(14)
Accumulated other comprehensive loss, net of taxes	(39,425)	(44,239)
Retained earnings	380,323	306,839
TOTAL SHAREHOLDERS’ EQUITY	466,831	410,939
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,733,390	1,580,414

See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	For the six months ended June 30,
	2023	2022
	USD ‘000	USD ‘000
REVENUES:
Gross written premiums	373,534	307,111
Ceded written premiums	(81,416)	(85,058)
Net written premiums	292,118	222,053
Net change in unearned premiums	(68,691)	(38,737)
Net premiums earned	223,427	183,316
Investment income	18,433	8,557
Net realized gain on investments	26	5
Net unrealized gain (loss) on investments	7,940	(7,203)
Change in allowance for credit losses on investments	311	(659)
Change in fair value of derivative financial liabilities	(3,383)	5,289
Other revenues	1,095	1,150
Total revenues	247,849	190,455

EXPENSES:
Net loss and loss adjustment expenses	(93,757)	(66,955)
Net policy acquisition expenses	(39,665)	(34,356)
General and administrative expenses	(35,851)	(33,261)
Change in allowance for credit losses on financial assets	(928)	(2,233)
Other expenses	(1,592)	(1,951)
Net foreign exchange gain (loss)	3,093	(6,824)
Total expenses	(168,700)	(145,580)
Income before income taxes	79,149	44,875
Income tax expense	(4,786)	(664)
Net income	74,363	44,211
Earnings per share
Basic earnings per share attributable to equity holders (US Dollars)	1.60	0.92
Diluted earnings per share attributable to equity holders (US Dollars)	1.59	0.92

See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	For the six months ended June 30,
	2023	2022
	USD ‘000	USD ‘000

Net income	74,363	44,211

Other comprehensive income or loss, net of taxes:

Change in unrealized gains or losses in investments, net of tax	4,797	(41,854)
Change in foreign currency translation adjustment	17	(47)
Comprehensive income	79,177	2,310

See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,
	2023	2022
	USD ‘000	USD ‘000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	87,816	60,909

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity securities and other investments	(11,924)	(1,472)
Purchase of available-for-sale debt securities	(133,449)	(137,351)
Proceeds from maturity of financial assets at amortized cost	21	256
Proceeds from sale/maturity of available-for-sale debt securities	36,426	38,132
Proceeds from sale of equity securities and other investments	10,707	688
Purchases of property, premises and equipment and Intangible assets	(879)	(610)
Sale of property, premises and equipment	16	203
Change in term deposits	(4,554)	(61)
Change in short-term investments	89,463	24,904
Acquisition of a subsidiary	(1,101)	-
Net cash used in investing activities	(15,274)	(75,311)

FINANCING ACTIVITIES
Dividends paid	(864)	(9,830)
Repurchase of common shares under share repurchase program	(23,813)	(118)
Lease liabilities payments	(384)	(531)
Net cash flows used in financing activities	(25,061)	(10,479)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	47,481	(24,881)
Net foreign exchange differences	2,969	(3,352)
Cash, cash equivalents and restricted cash at the beginning of the period	137,943	242,146
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE PERIOD	188,393	213,913
Supplemental Cash Flow Information:
Income tax paid	1,770	2,145

See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Common shares at par value	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000

As at December 31, 2021	459	148,015	-	5,170	227,438	381,082
Net Income	-	-	-	-	44,211	44,211
Other comprehensive income	-	-	-	(41,901)	-	(41,901)
Total comprehensive income	-	-	-	(41,901)	44,211	2,310
Issuance of common shares under share-based compensation plan	4	1,053	-	-	-	1,057
Purchase of treasury shares	-	-	(118)	-	-	(118)
Dividends paid (USD 0.20 per share)	-	-	-	-	(9,168)	(9,168)
As at June 30, 2022	463	149,068	(118)	(36,731)	262,481	375,163

As at December 31, 2022	460	147,893	(14)	(44,239)	306,839	410,939
Net Income	-	-	-	-	74,363	74,363
Other comprehensive income	-	-	-	4,814	-	4,814
Total comprehensive income	-	-	-	4,814	74,363	79,177
Issuance of common shares under share-based compensation plan	4	1,403	-	-	-	1,407
Purchase of treasury shares	-	-	(23,813)	-	-	(23,813)
Cancellation of treasury shares	(28)	(23,513)	23,541	-	-	-
Dividends paid (USD 0.01 per share)	-	-	-	-	(879)	(879)
As at June 30, 2023	436	125,783	(286)	(39,425)	380,323	466,831

See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. DESCRIPTION OF BUSINESS

International General Insurance Holdings Ltd. (“the Company” or “the Group”) is an exempted limited liability company registered and incorporated in Bermuda under the Companies Act of 1981 on October 28, 2019. The principal activities of the Company are to invest in companies engaged in the business of insurance and reinsurance. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

The Company and its subsidiaries (together “the Group”) operate in Bermuda, United Kingdom, Jordan, Morocco, Malaysia, Malta, Norway, United Arab Emirates and the Cayman Islands.

On March 25, 2023 the Group completed the acquisition of Energy Insurance Oslo AS, a Norwegian managing general agency that the Group has had an exclusive underwriting arrangement with since 2009. This acquired company was renamed IGI Nordic AS and will broaden the Group’s presence in the Nordic markets across various business lines. The purchase consideration as well as the amounts recognized for assets acquired and liabilities assumed are not material to the Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Effective January 1, 2023, the Company transitioned from International Financial Reporting Standards (“IFRS”) accepted by the International Accounting Standards Board to accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying interim condensed consolidated financial statements and notes thereto, including prior periods presented, have been presented under U.S. GAAP, which includes accounting guidance in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain adjustments necessary for a fair statement, in all material respects, of our interim condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022, and our interim condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cashflows for the six-month periods ended June 30, 2023 and 2022. The results of operations for the six-month period ended June 30, 2023, are not necessarily indicative of the results to be expected for the full year.

The interim condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The interim consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries.

The preparation of interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

To the extent actual results differs from the assumptions used, the Group’s consolidated financial condition, results of operations and cash flows could be materially affected.

There have been no material changes in the significant accounting policies during the six months ended June 30, 2023, except for changes related to converting the Group’s basis of accounting from IFRS to U.S. GAAP which resulted in a decrease in Shareholder’s equity at December 31, 2022 to USD 410,939 thousand from the previously reported Total Equity under IFRS of USD 429,773 thousand primarily due to earnout shares previously classified as equity under IFRS now reported as a liability at fair value under U.S. GAAP with changes in fair value recognised in the interim condensed consolidated statement of income. See Note 5 below for further details.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

Recently Issued Accounting Standards

There are no new recently issued U.S. GAAP accounting standards adopted, or to be adopted, by the Group, that have, or are expected to have, a material impact on the Group’s consolidated financial statements.

3. RESTRICTED CASH

The following table reconciles cash and cash equivalents and restricted cash within the consolidated balance sheets to the total included within the consolidated statement of cash flows:

	June 30, 2023	December 31, 2022
	USD ‘000	USD ‘000

Cash and cash equivalents	170,392	122,143
Restricted cash (included in other assets)	18,001	15,800
Total cash, cash equivalents and restricted cash	188,393	137,943

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

	June 30, 2023	December 31, 2022
	USD ‘000	USD ‘000

Reserve for unpaid loss and loss adjustment expenses	636,245	577,646
Unpaid loss and loss adjustment expenses recoverable	(188,800)	(182,123)
Net reserve for unpaid loss and loss adjustment expenses at beginning of period / year	447,445	395,523

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	121,275	198,044
Previous accident years	(27,518)	(40,482)
Total loss and loss adjustment expenses incurred, net of reinsurance	93,757	157,562

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(5,336)	(14,876)
Prior accident years	(53,544)	(90,728)
Total loss and loss adjustment expenses paid, net of reinsurance	(58,880)	(105,604)

Change in allowance for credit losses on reinsurance recoverables	25	(36)
Net reserve for unpaid loss and loss adjustment expenses at end of period / year	482,347	447,445
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance	(202,631)	(188,800)
Reserve for unpaid loss and loss adjustment expenses at end of period / year	684,978	636,245

Development on Prior Loss Reserves:

During the six months ended June 30, 2023, net ultimate losses increased by USD 121,275 thousand for accident year 2023 and decreased by USD 27,518 thousand for accident year 2022 and prior accident years. The decrease in prior years was split between USD 19,556 thousand for the short-tail business, USD 4,647 thousand for the long-tail business, and USD 3,315 thousand for the reinsurance book.

Assumptions for future inflation have been updated to reflect the increase in the costs of goods and some services and an anticipated knock-on change in wage related costs. The decrease in the short-tail book was primarily due to favorable catastrophe experience in the 2022 accident year. The decrease in the long-tail book was driven by favorable claims experience on the 2021 and 2022 accident years.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

During the six months ended June 30, 2022, net ultimate losses increased by USD 90,012 thousand for accident year 2022 and decreased by USD 23,057 thousand for accident year 2021 and prior accident years. The decrease was split between USD 17,168 thousand for the long-tail business and USD 8,116 thousand for the short-tail lines offset by USD 2,227 thousand increase for the reinsurance book. Assumptions for future inflation have changed to reflect the increase in costs of goods and some services and an anticipated knock-on change in wage related costs. The decrease in the long-tail book was primarily due to the strengthening of the U.S. Dollar, our reporting currency, against other currencies specifically for the professional lines that are dominated by the Pound Sterling. The decrease in the short-tail book was driven by favorable claims experience. The increase in the reinsurance business is driven by adverse movement related to the 2021 accident year for the proportional line.

5. DERVIATIVE FINANCIAL LIABILITIES

Warrants

In 2020, the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (the “Private Warrants”).

No Public or Private Warrants (together, the “Warrants”) have been exercised or redeemed since issued.

Warrants are accounted for as derivative financial instruments (a financial liability), recognized at fair value, and included in derivative financial liabilities in the consolidated balance sheet. The estimated fair value of the Warrants is determined using the quoted market price. The fair value of the warrants recorded in the interim condensed consolidated balance sheet at June 30, 2023 was USD 10,548 thousand with changes in fair value of USD 543 thousand since December 31, 2022 recorded in Change in fair value of derivative financial liabilities in the interim condensed consolidated statement of income.

The Private Warrants are registered for resale on the Group’s registration statement on Form F-3 and are freely tradable into the public market if holders want to sell them.

The Public Warrants and Private Warrants broadly have similar terms. There are restrictions on the transfer of the Private Warrants. However, if they are transferred to an unrelated party, once a transfer is permitted, the terms change such that they are identical to those of a Public Warrant. Accordingly, the Private Warrants are valued using the price as deemed equivalent to the fair value of the Public Warrants listed on Nasdaq.

The Warrants lapse and expire after five years from the closing of the Business Combination between IGI and Tiberius.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

5. DERVIATIVE FINANCIAL LIABILITY (Continued)

The following table is a summary of the number of shares of IGI’s common stock issuable upon exercise of warrants outstanding at June 30, 2023:

	Number of shares	Exercise price (USD)	Redemption price (USD)	Expiration date	Classification	Loss in value for the period (USD ‘000)	Fair value at June 30, 2023 (USD ‘000)
Public warrants	12,750,000	11.5	18.0	March 17, 2025	Liability	(401)	7,796
Private warrants	4,500,000	11.5	18.0	March 17, 2025	Liability	(142)	2,752

Subsequent to June 30, 2023, the Company commenced an offer to purchase its outstanding public and private warrants (See Note 9).

Earn-out shares classified as liability

Earn-out shares issued at June 30, 2023 and December 31, 2022 were 2,973,300 shares, respectively. Such earn-out shares issued to Tiberius and Wasef Jabsheh are accounted for as Derivative financial instruments (a financial liability) because the earn-out triggering events that determine the number of Earn-out shares to be earned include multiple settlements alternatives and events that are not solely indexed to the common stock of the Company.

The Earn-out shares are recognized at fair value determined using a Monte Carlo simulation model that has various significant unobservable inputs. Gains or losses arising from changes in the fair value of such derivatives are recognised in the consolidated statement of income as the Group has not designated derivative financial instruments under hedging arrangements.

This approach considers the share price as at the valuation date, the threshold price for vesting, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earn out period up to March 17, 2028.

The following table summarizes the assumptions used in estimating the fair value of the Sponsor Earn-out Shares at each of the relevant periods:

	June 30, 2023	December 31, 2022
Stock price (USD)	8.94	8.00
Expected volatility (%)	25.0%	27.5%
Risk free rate (%)	4.14%	3.98%
Expected term (in years)	4.71	5.21
Expected dividends (%)	0.45%	0.50%

The Earn-out shares previously reported in equity under IFRS has been reported as a liability at fair value upon adoption of U.S. GAAP effective January 1, 2023. The table below illustrates the movement on the Earn-out shares during the period under U.S. GAAP:

June 30, 2023
USD ‘000

Fair value of Earn-out shares at December 31, 2022	13,800
Change in fair value	2,840
Fair value of Earn-out shares at June 30, 2023	16,640

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. FAIR VALUE

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	June 30, 2023
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Assets measured at fair value:
Fixed maturity available for sale securities:
Foreign governments	2,897	4,752	-	7,649
Corporate bonds	216,913	365,396	1,994	584,303
Total	219,810	370,148	1,994	591,952
Equity securities*	42,525	-	374	42,899
Other Investments	-	11,383	-	11,383
Fair value option:
Equity-method investments measured at fair value	-	-	3,629	3,629
	262,335	381,531	5,997	649,863

Liabilities measured at fair value:
Derivative financial liabilities	-	10,548	16,640	27,188

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. FAIR VALUE (Continued)

During 2023, corporate bonds available for sale amounting to USD 27,013 thousand were transferred from level 1 to level 2 as at June 30, 2023. In addition, corporate bonds available for sale amounting to USD 65,208 thousand were transferred from level 2 to level 1 as at June 30, 2023. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.

There was a transfer amounting to USD 12,640 thousand out of Level 3 during the period ended June 30, 2023.

	December 31, 2022
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Assets measured at fair value:
Fixed maturity available for sale securities:
Foreign governments	1,235	6,213	-	7,448
Corporate bonds	99,731	381,902	1,994	483,627
Total	100,966	388,115	1,994	491,075
Equity securities*	24,046	-	7,364	31,410
Other Investments	-	12,237	-	12,237

Fair value option:
Equity-method investments measured at fair value	-	-	4,907	4,907
	125,012	400,352	14,265	539,629

Liabilities measured at fair value:
Derivative financial liabilities	-	10,005	13,800	23,805

*	Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	June 30, 2023	December 31, 2022
	USD ‘000	USD ‘000

Balance at the beginning of period / year	7,364	7,046
Total gains unrealize recognized in earnings	5,650	318
Transfer out of Level 3	(12,640)	-
Balance at the end of the period	374	7,364

There are no active markets for the unquoted equities.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. FAIR VALUE (Continued)

Financial Instruments Disclosed, But Not Carried, At Fair Value:

The Company uses various financial instruments in the normal course of its business. The carrying values of cash, term deposits, short-term investments, accrued investment income, certain other assets and certain other liabilities approximated their fair values at June 30, 2023, due to their respective short maturities. As these financial instruments are not actively traded, their respective fair values are classified within Level 2.

7.  TREASURY SHARES

On 23 May 2022, the Board of Directors approved a repurchase authorization of up to 5 million of its issued and outstanding common shares. This authorization, which does not have an expiration date, replaced the Group’s prior authorization of an aggregate consideration of up to USD 5,000 thousand, which was terminated. The table below illustrates the movement on the treasury shares during the year:

	June 30, 2023
	Number of shares	USD ‘000

Balance at December 31, 2022	1,668	14
Repurchases	2,771,775	23,813
Cancellation	(2,741,477)	(23,541)
Balance at June 30, 2023	31,966	286

8. earnings per share

Basic earnings per share represents the net income attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted earnings per share represents the net income attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

IGI has 3,012,500 unvested earn-out shares outstanding as at and for the period ended June 30, 2023. These earn-out shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to common shareholders.

Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.

The outstanding warrants have not been factored in diluted earnings per share computation, as the average market price of ordinary shares at the end of the period does not exceed the exercise price of the warrants.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

8. earnings per share (Continued)

The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	For the six months ended June 30,
	2023	2022

Net Income (USD ‘000)	74,363	44,211
Less: net income attributable to the Earnout Shares (USD ‘000)	(4,758)	(2,167)
Less: dividends attributable to the Restricted Shares Awards (USD ‘000)	(15)	(135)
Net income available to common shareholders (USD ‘000)	69,590	41,909
Weighted average number of shares – basic	43,513,654	45,616,180
Restricted shares awards	242,177	47,931
Weighted average number of shares – diluted	43,755,831	45,664,111
Basic earnings per share (USD)	1.60	0.92
Diluted earnings per share (USD)	1.59	0.92

9. subsequent events

The Company announced on July 28, 2023 that it has commenced an offer to purchase all of its outstanding public and private warrants at a purchase price of USD 0.95 in cash, without interest.